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Deep-Conversion Launched at the Port Arthur Refinery in Texas
Paris, February 12, 2008 - Total today announces that its Port Arthur refinery in Texas (United States) has launched a project to build a 50,000-barrel-per-day coker, a desulfurization unit, a vacuum distillation unit and other related units.
Up to 2,200 people will work on the $2.2-billion project, which is scheduled for commissioning in 2011.
The new units will increase the facility’s deep-conversion capacity and expand its ability to process heavy and sour crude oil. They will add 3 million tons per year of ultra low sulfur automotive diesel to the refinery’s current production, raising total output of all products combined to around 12 million tons per year.
“This decision reflects our strategy of investing to enhance the efficiency and competitiveness of our large refining hubs worldwide, while at the same time reducing our environmental footprint,” said Michel Bénézit, President of Total Refining & Marketing.
The project is the latest step in the ongoing process of adjusting Total’s refining base to market demand, as illustrated by the distillate hydrocracker commissioned at the Normandy refinery in Le Havre (France) in 2006 and the current construction of desulfurization units at the Lindsey Oil Refinery in the United Kingdom and the Leuna refinery in Germany.
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Total has 7,500 employees in the United States in 18 operating subsidiaries with 74 sites in 29 states. It is active in exploration and production, oil and gas trading, refining, petrochemicals, lubricants and specialty chemicals in the country.
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com